                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC.  20549

                            ----------------------


                                   FORM 11-K
                  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ----------------------


For the nine month period               Commission file number:
ended December 31, 1995                 Apertus Technologies Incorporated
                                        Savings and Investment Plan 2-91060


                            Full title of the plan:

                       Apertus Technologies Incorporated
                          Savings and Investment Plan

                            ----------------------

Name of Issuer:


                       Apertus Technologies Incorporated
                       ---------------------------------


          Minnesota                       41-1349953
- -------------------------------        -------------------
(State or other jurisdiction of        (I.R.S. Employer
incorporation of organization)         Identification No.)


     7275 Flying Cloud Drive
     Eden Prairie, Minnesota                55344
- ----------------------------------------    -----
(Address of principal executive offices)  (Zip Code)


Issuer's telephone number, including area code:  (612)828-0300

                       [LETTERHEAD OF ERNST & YOUNG LLP]



                        Report of Independent Auditors


Apertus Technologies Incorporated
 Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Apertus Technologies Incorporated Savings and Investment Plan as of December 31, 1995 and March 31, 1995, and the related statements of changes in net assets available for benefits for the nine months ended December 31, 1995 and the year ended March 31, 1995, These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and March 31, 1995, and the changes in its net assets available for benefits for the nine months ended December 31, 1995 and the year ended March 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable of assets held for investment purposes as December 31, 1995 and reportable transactions for the nine months then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ Ernst & Young LLP
Minneapolis, Minnesota
June 4, 1996

                        Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-91060) pertaining to the Apertus Technologies Incorporated Savings and Investment Plan of our report dated June 4, 1996, with respect to the financial statements and schedules of the Apertus Technologies Incorporated Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended March 31, 1995.

                                              /s/ Ernst & Young LLP



Minneapolis, Minnesota
June 27, 1996

                       APERTUS TECHNOLOGIES INCORPORATED
                          SAVINGS AND INVESTMENT PLAN
                Statement of Net Assets Available for Benefits
                               December 31, 1995


                                    Stable                                      Emerging International Common
                                    Asset     Income    Balanced     Equity      Growth     Stock       Stock     Loan       Fund
                                    Fund       Fund       Fund        Fund        Fund      Fund        Fund      Fund      Totals
                                   --------  --------  ----------  ----------  ----------  --------   --------  --------  ----------
ASSETS
- ------
Contributions Receivable               $140      $140          $0          $0        $126      $116       $123        $0        $645
Other Receivables                        $4       $18          $9          $0         $39       $34         $0        $0        $104
Accrued Income                           $6    $7,692     $13,915         $11         $22        $0        $12        $0     $21,658
Money Market Fund                   $62,131   $40,285      $4,214      $8,805      $7,755    $4,404     $3,642        $0    $131,236

                                                                                                      $435,899              $435,899
Common Stock Fund,
 Par Value $.05 Per Share
 at Market 56,245 shares,
 Cost $394,954

Equity Fund                                                        $2,247,753                                             $2,247,753
 (Cost = $1,779,656)

Balanced Fund                                          $1,017,859                                                         $1,017,859
 (Cost = $948,414)

Income Fund                                  $579,982                                                                       $579,982
 (Cost = $570,334)

Stable Principle Fund              $415,510                                                                                 $415,510
 (Cost = $385,485)

Emerging Growth Fund                                                           $1,464,812                                 $1,464,812
 (Cost = $1,217,587)

International Stock Fund                                                                   $694,969                         $694,969
 (Cost = $681,188)

Outstanding Loans                                                                                               $245,001    $245,001

Total Assets
                                   --------  --------  ----------  ----------  ----------  --------   --------  --------  ----------
                                   $477,791  $628,117  $1,035,997  $2,256,569  $1,472,754  $699,523   $439,676  $245,001  $7,255,428

LIABILITIES
- -----------
Accured Liabilities                    $102      $264        $586      $1,341      $1,110    $1,184       $447        $4      $5,038
                                   --------  --------  ----------  ----------  ----------  --------   --------  --------  ----------
Total Liabilities                      $102      $264        $586      $1,341      $1,110    $1,184       $447        $4      $5,038

Due to/from Other Funds            ($59,149) ($36,679)   ($15,646)    $46,476     $57,873       $81     $7,044        $0          $0
                                   --------  --------  ----------  ----------  ----------  --------   --------  --------  ----------
Net Assets Available for Benefits  $418,540  $591,174  $1,019,765  $2,301,704  $1,529,517  $698,420   $446,273  $244,997  $7,250,390
                                   ========  ========  ==========  ==========  ==========  ========   ========  ========  ==========

                       See Notes to Financial Statements

                       APERTUS TECHNOLOGIES INCORPORATED
                            SAVINGS AND INVESTMENT
              PLAN Statement of Net Assets Available for Benefits
                                March 31, 1995


                                    Stable                                      Emerging International Common
                                    Asset     Income   Balanced      Equity      Growth     Stock      Stock     Loan       Fund
                                    Fund      Fund       Fund        Fund        Fund       Fund       Fund      Fund      Totals
                                   --------  --------  ----------  ----------  ----------  --------   --------  --------  ----------
ASSETS
- ------
Contributions Receivable             $5,512    $4,610     $19,684     $24,928     $18,601   $15,564     $8,265        $0     $97,164
Other Receivables                    $4,465      $506        $895     $15,000     $12,461    $1,000       $242        $0     $34,569
Accrued Income                           $2   $11,844         $10         $22         $61        $3        $25        $0     $11,967
Money Market Fund                        $0   $21,050        $360        $144        $500        $0     $4,363        $0     $26,417


Common Stock Fund,                                                                                    $834,622              $834,622
 Par Value $.05 Per Share
 at Market 64,825 shares,
 Cost $407,378

Equity Fund                                                        $1,430,156                                             $1,430,156
 (Cost = $1,311,667)

Balanced Fund                                            $851,772                                                           $851,772
 (Cost = $840,650)

Income Fund                                  $680,308                                                                       $680,308
 (Cost = $658,928)

Stable Principle Fund              $420,555                                                                                 $420,555
 (Cost = $403,723)

Emerging Growth Fund                                                             $869,755                                   $869,755
 (Cost = $780,941)

International Stock Fund                                                                   $563,372                         $563,372
 (Cost = $578,411)

Outstanding Loans                                                                                               $235,885    $235,885

Total Assets
                                   --------  --------    --------  ----------    --------  --------   --------  --------  ----------
                                   $430,534  $718,318    $872,721  $1,470,250    $901,378  $579,939   $847,517  $235,885  $6,056,542

LIABILITIES
- -----------
Accrued Liabilities                     $50    $7,648     $11,865     $23,327        $175      $725    $29,283    $3,858     $76,931
                                   --------  --------    --------  ----------    --------  --------   --------  --------  ----------
Total Liabilities                       $50    $7,648     $11,865     $23,327        $175      $725    $29,283    $3,858     $76,931

                                   --------  --------    --------  ----------    --------  --------   --------  --------  ----------
Net Assets Available for Benefits  $430,484  $710,670    $860,856  $1,446,923    $901,203  $579,214   $818,234  $232,027  $5,979,611
                                   ========  ========    ========  ==========    ========  ========   ========  ========  ==========

                       See Notes to Financial Statements

                       APERTUS TECHNOLOGIES INCORPORATED
                          SAVINGS AND INVESTMENT PLAN
           Statement of Changes in Net Assets Available for Benefits
                      Nine Months Ended December 31, 1995

                                  Stable                                      Emerging  International    Company
                                  Asset     Income    Balanced    Equity       Growth       Stock         Stock     Loan    Fund
                                   Fund      Fund       Fund       Fund         Fund         Fund         Fund      Fund   Totals
                                 --------  --------- ---------- ----------   ---------- ------------- --------- -------- ----------
Net Investment Income:
  Dividends & Interest Income        ($27)   $36,146    $31,225      $3,512        $231    $14,689         $125       $0    $85,901
  Net Appreciation /
   (Depreciation) in Investment   $17,598    $11,695    $64,590    $463,498    $299,123    $56,164    ($332,031)      $0   $580,637
                                 --------  --------- ----------  ----------  ----------   --------    --------- -------- ----------
Total                             $17,571    $47,841    $95,815    $467,010    $299,354    $70,853    ($331,906)      $0   $666,538

Employee Contributions            $57,336    $44,597   $127,686    $212,004    $162,935   $120,945      $80,187       $0   $805,690

Company Contributions              $6,538     $6,088    $15,316     $25,692     $18,228    $12,849       $9,244       $0    $93,955

Withdrawals                      ($21,955) ($158,202)  ($12,481)   ($28,088)   ($25,285)  ($18,608)    ($43,267) ($1,853) ($309,739)

Transfer (To) / From Other
  Investment Programs            ($71,434)  ($59,820)  ($67,427)   $178,163    $173,082   ($66,833)    ($86,219)    $488         $0

Other                                  $0         $0         $0          $0          $0         $0           $0  $14,335    $14,335

Net Increase / (Decrease)
  in Net Assets                  ($11,944) ($119,496)  $158,909    $854,781    $628,314   $119,206    ($371,961) $12,970 $1,270,779

Net Assets Available for
  Benefits Beginning of
  Year                           $430,484   $710,670   $860,856  $1,446,923    $901,203   $579,214     $818,234 $232,027 $5,979,611
                                 --------  --------- ----------  ----------  ----------   --------    --------- -------- ----------
Net Assets Available for
  Benefits End of Year           $418,540   $591,174 $1,019,765  $2,301,704  $1,529,517   $698,420     $446,273 $244,997 $7,250,390
                                 ========  ========= ==========  ==========  ==========   ========    ========= ======== ==========

                       See Notes to Financial Statements

                       APERTUS TECHNOLOGIES INCORPORATED
                          SAVINGS AND INVESTMENT PLAN
           Statement of Changes in Net Assets Available for Benefits
                           Year Ended March 31, 1995


                                          Piper          Piper          Stable
                                         Equity         Balanced        Asset            Income         Balanced        Equity
                                          Fund            Fund           Fund             Fund           Fund            Fund
                                         ------         --------        ------           -------       ---------        ------
Net Investment Income
  Dividends & Interest Income             $4,018           $8,566           $236          $71,421        $16,176          $4,931
  Net Appreciation/(Depreciation)
    Investment                           $(9,163)         ($9,091)       $16,291         ($34,471)       $11,020        $137,744
                                     -----------      -----------       --------      -----------      ---------      ----------
Total                                    $(5,145)           $(525)       $16,527          $36,950        $27,196        $142,675
Employee Contributions                   $88,537          $80,165        $96,131         $100,079       $231,403        $327,705
Company Contributions                     $9,649           $8,266         $5,745          $12,315        $19,010         $28,046
Withdrawals                             $(44,218)        $(92,519)      $(26,680)       $(305,485)     $(153,963)      $(211,264)
Transfer (To)/From Other
  Investment Programs                $(1,074,492)     $(1,284,013)      $338,761        $(611,499)      $737,210      $1,159,761
Other                                         $0               $0             $0               $0             $0              $0
                                     -----------      -----------       --------      -----------      ---------      ----------
Increase/(Decrease) in Net Assets    $(1,025,669)     $(1,288,626)      $430,484        $(967,640)      $860,856      $1,446,923
Net Assets Available for Benefits
  Beginning of Year                   $1,025,669       $1,288,626             $0       $1,678,310             $0              $0
                                     -----------      -----------       --------      -----------      ---------      ----------
Net Assets Available for Benefits
  End of Year                                 $0               $0       $430,484         $710,670       $860,856      $1,446,923
                                     ===========      ===========       ========      ===========      =========      ==========


                                       Emerging      International        Company
                                        Growth           Stock             Stock            Loan            Fund
                                         Fund            Fund               Fund            Fund           Totals
                                       --------      -------------        -------           ----           ------
Net Investment Income
  Dividends & Interest Income               $936           $2,682          $13,492         $17,537         $139,995
  Net Appreciation/(Depreciation)
    Investment                           $90,284          $(3,582)        $659,554              $0         $858,586
                                        --------         --------         --------        --------       ----------
Total                                    $91,220            $(900)        $673,046         $17,537         $998,581
Employee Contributions                  $208,999         $186,119         $103,698              $0       $1,422,836
Company Contributions                    $16,111          $15,488           $9,703              $0         $124,333
Withdrawals                             $(12,313)        $(54,845)        $(93,801)             $0        $(995,088)
Transfer (To)/From Other
  Investment Programs                   $597,186         $433,352         $(71,973)       $(24,290)              $0
Other                                         $0               $0               $0        $(20,412)        $(20,412)
                                        --------         --------         --------        --------       ----------
Increase/(Decrease) in Net Assets       $901,203         $579,214         $620,673        $(27,168)      $1,530,250
Net Assets Available for Benefits
  Beginning of Year                           $0               $0         $197,561        $259,195       $4,449,361
                                        --------         --------         --------        --------       ----------
Net Assets Available for Benefits
  End of Year                           $901,203         $579,214         $818,234        $232,027       $5,979,611
                                        ========         ========         ========        ========       ==========


                See Notes to Financial Statements

                       APERTUS TECHNOLOGIES INCORPORATED
                          SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENT

1.   Plan Description
     ----------------

     Apertus Technologies Incorporated (the Company) adopted the Lee Data Corporation Savings and Investment Plan effective June 1, 1984 and adopted a restated version of such plan effective April 1, 1988. The Plan was renamed the Apertus Technologies Incorporated Savings and Investment Plan (the "Plan") during fiscal year 1991. The Plan is available only to employees of the Company who are scheduled to complete at least 1,000 hours of service during the 12-month period starting on their employment date.

     Employees become eligible to participate on the first quarterly entry date following six months of employment, however, employees of acquired companies are allowed immediate eligibility.

     The Plan provides that eligible employees may contribute on a pre-tax basis up to 15% of their earnings to the maximum as stated by law. Such contributions are not subject to income taxes until withdrawn from the Plan. Company contributions are discretionary as determined by the Board of Directors. During fiscal year 1995 and 1994 the Company contributed an amount equal to 25% of up to the first 4% of the employee's pre-tax compensation that as contributed to the Plan. Employee contributions are 100% vested immediately. Company contributions vest at the rate of 25% for each year of service as a Plan participant. An employee with 4 years of service becomes fully vested in the Plan regardless of length of participation. Benefits are paid upon retirement, death, disability or termination of employment. Participant forfeitures are used to reduce, by an equivalent amount, employer contributions. All trustee administrative expenses except for the loan program are paid by the Company.

     Participants may borrow funds against their investment account. All loans (principal plus interest) are repaid through payroll deductions. Interest is charged at the prime rate plus one percent, computed at the time of the loan. The security for each loan is the participants' account.

     At December 31, 1995 the assets of the Plan were held by Marshall & Ilsley Trust Company, (the "Trustee"). The Plan is administered by a committee appointed by the Board of Directors of the Company.

     During 1995, the Plan changed its year end from March 31 to December 31, and therefore, the Statement of Changes in Net Assets available for Benefits reflects the nine month period ended December 31, 1995.

     The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

2.   Significant Accounting Policies
     -------------------------------

     The Plan operates on an accrual basis of accounting.

     Investments are stated at market value. Investments in common stock are based on market quotations. Other investments are stated at market value as determined by the Trustee based on market value of the funds and the number of units in each fund. Market values are determined based on an active market.

     All common stock transactions are recorded based on trade date, rather than settlement date.

3.   Investment Program
     ------------------
     The Plan participants can direct that their contributions be invested in one or more of the following funds in increments of 5%. The Stable Asset, Balanced, Equity, Emerging Growth and International Stock funds were added as investment options on July 1, 1994. The previously offered Piper Jaffray Balanced and Equity funds were removed as investment options at that same time.

     Stable Asset Fund
     -----------------
     The stable asset fund invests primarily in a diversified portfolio of insurance contracts from insurance companies.

     Income Fund (formerly, the Fixed Fund)
     --------------------------------------
     This Fund will be invested in U.S. Government and agency securities, prime commercial paper, guaranteed investment contracts, and the money market funds of the trustee.

     Balanced Fund
     -------------
     Investments include both stocks and bonds in the Fidelity Advisor Income and Growth Funds.

     Equity Fund
     -----------
     The fund invests primarily in growth stocks and the securities of smaller lesser known companies, as well as, medium and larger size companies.

     Emerging Growth Fund
     --------------------
     The investments are primarily in stocks of small to medium sized companies. At least 65% of the assets are invested in companies with significant presence in the Midwest, Mountain and Pacific Northwest region. Typically 90% of the funds assets will be invested in common stocks.

     International Stock Fund
     ------------------------
     The fund invests primarily in stocks and securities of companies and governments outside the United States.

     Company Stock Fund
     ------------------
     This account invests in shares of Apertus Technologies Incorporated common stock.

     Contributions received and not yet invested in a fund are invested in Temporary Investments held by the Trustee.

4.   Investments
     -----------

     The fair value of individual investments that represent five percent of net assets is as follows:


                                                             December 31, 1995       March 31, 1995
                                                             -----------------       --------------

     Apertus Technologies Inc. Common Stock                           435,899              834,622
     Fidelity Advisor Series I Equity Portfolio Fund                2,247,753            1,430,156
     Piper Jaffray Invest TR Inc.
      Collective Stable Asset Fund                                    415,510              420,555
     Fidelity Advisor Series II
      Income and Growth Portfolio Fund                              1,017,859              851,772
     Marshall International Stock Fund                                694,969              563,372
     Piper Jaffray Invt. TR Inc.
      Emerging Growth Fund                                          1,464,812              869,755


5.   Income Tax Status
     -----------------

     The Plan has received a determination letter from the Internal Revenue Service dated March 2, 1993 that the trust established for the plan is exempt from federal income taxes by reason of Section 501 of the Internal Revenue Code (IRC). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6.   Related Party Transactions
     --------------------------

     All administration costs of the Plan except for the loan program are paid by the Company. Brokers' commissions and fees, if any, incurred in connection with the segregated funds are paid by the Plan.

7.   Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.   Form 5500
     ---------

     The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

                                                             December 31, 1995       March 31, 1995
                                                             -----------------       --------------
     Net assets available for benefits per the
       financial statements                                         $7,250,390          $5,979,611
     Amounts allocated to withdrawing participants                           0             (48,788)
       Net assets available for benefits per                        ----------          ----------
       form 5500                                                    $7,250,390          $5,930,823
                                                                    ==========          ==========


     The following is a reconciliation of benefits paid to participants per the financial statements to the form 5500:

                                                           December 31, 1995
                                                           ------------------

     Benefits paid to participants per the financial
             statements                                             $309,739
     Add amounts allocated to withdrawing participants
             December 31, 1995                                             0
     Less amounts allocated to withdrawing participants
             March 31, 1995                                          (48,788)
                                                                    --------
     Benefits paid to participants per the form 5500                $260,951
                                                                    ========


                      APERTUS TECHNOLOGIES INCORPORATED             SCHEDULE 1
                          SAVINGS AND INVESTMENT PLAN
           Item 27a-Schedule of Assets Held for Investment Purposes
                               December 31, 1995


                                        Description of Investment, including Maturity Date,                              Current
Identity of Issue                       Rate of Interest, Current Par or Maturity Value                  Cost             Value
- --------------------                    -----------------------------------------------------         ----------        ----------

Apertus Technologies Inc.  *            56,245 shares of Common Stock                                   $394,954          $435,899

Fidelity Advisor Series l               59,924 shares                                                 $1,779,656        $2,247,753
     Equity Portfolio Fund

Fidelity Advisor Series ll              64,791 shares                                                   $948,414        $1,017,859
     Balanced Fund

Marshall International Stock Fund  *    68,402 shares                                                   $661,188          $694,969

Piper Jaffray INVT TR INC               60,907 shares                                                 $1,217,587        $1,464,812
     Emerging Growth Fund

Piper Jaffray INVST TR INC              30,035 shares                                                   $385,485          $415,510
     Collective Stable Asset Fund

Federal Home Loan Mtg Corp              $30,000 face, due 2/8/96                                         $29,578           $29,814

United States: Treasury Note            $65,000 face, 4.375%, dtd 8/16/93, due 8/15/96                   $65,373           $64,675
United States: Treasury Note            $20,000 face, 5.50%, dtd 5/2/94, due 4/30/96                     $19,875           $20,025
United States: Treasury Note            $100,000 face, 6.50%, dtd 5/16/94, due 5/15/97                  $100,311          $101,719
United States: Treasury Note            $55,000 face, 6.125%, dtd 8/1/94, due 7/31/96                    $54,948           $55,292
United States: Treasury Note            $75,000 face, 6.50%, dtd 8/15/94, due 8/15/97                    $74,883           $76,524
United States: Treasury Note            $135,000 face, 7.375%, dtd 11/15/94, due 11/15/97               $135,211          $140,105
United States: Treasury Note            $90,000 face, 6.125%, dtd 5/15/95, due 5/15/98                   $90,155           $91,828

Marshall Money Market Funds  *          130,936 shares                                                  $130,936          $130,936
Piper Jaffray Benchmark Diversified     300 shares                                                          $300              $300

Participant Loans                       Interest rates from 7% to 10% maturing from 7/96 to 2/12               -          $245,001


                                                                                                      ----------        ----------
Total Investments                                                                                     $6,088,854        $7,233,021
                                                                                                      ==========        ==========


* Indicates party-in-interest to the Plan


                                                                     SCHEDULE II

                       APERTUS TECHNOLOGIES INCORPORATED
                          SAVINGS AND INVESTMENT PLAN
                Item 27d - Schedule of Reportable Transactions
                      Nine Months Ended December 31, 1995

                                                                                                                            Net
                                                                 Purchase       Selling       Cost of       Current       Gain or
Identity of Party Involved/Description of Assets                   Price         Price         Asset         Value        (Loss)
- ------------------------------------------------                 --------       -------       -------       -------       -------
Category (iii) - Series of transactions in excess of 5% of
  Plan assets.
Fidelity Advisor Series I                                        $500,567                     $500,567      $500,567
  13,865 shares purchased on 36 transactions
Fidelity Advisor Series I                                                       $39,392        $32,579       $39,392      $6,813
  1,156 shares sold on 6 transactions
Marshall International Stock Fund                                $196,075                     $196,075      $196,075
  19,479 shares purchased on 36 transactions
Marshall International Stock Fund                                              $118,793       $113,298      $118,793      $5,495
  11,303 shares sold on 10 transactions
Piper Jaffray INVT TR INC                                        $451,245                     $451,245      $451,245
  19,206 shares purchased on 23 transactions
Piper Jaffray INVT TR INC                                                       $19,024        $14,601       $19,024      $4,423
  767 shares sold on 2 transactions
Marshall Money Market Fund                                     $1,733,206                   $1,733,206    $1,733,206
  1,733,206 shares purchased on 317 transactions
Marshall Money Market Fund                                                   $1,628,686     $1,628,686    $1,628,686         $0
  1,628,686 shares sold on 216 transactions

NOTE: There were no category (i), (ii) or (iv) reportable transactions during 1995.

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